Exhibit 99.1

Director’s Share Dealing

London: Wednesday, March 21, 2018:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notification that the spouse of Mr Graeme Jack, Independent Non-executive Director, purchased a total of 3,000 American Depositary Shares of the Company (“ADSs”, each representing one half of one ordinary share of US$1.00 each in the capital of Chi-Med) on March 16, 2018 at a price of US$33.86 per ADS.

Following the above purchase, the spouse of Mr Jack is interested in 3,000 ADSs, representing approximately 0.002% of the current issued share capital of Chi-Med.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ms Debbie Sue Chung
2	Reason for the notification
a)	Position/status	Spouse of Mr Graeme Jack, an Independent Non-executive Director of Chi-Med
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction	Acquisition of 3,000 ADSs on March 16, 2018 at a price of US$33.86 per ADS

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$33.86	3,000

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2018-03-16
f)	Place of the transaction	Nasdaq Stock Market

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1).  For more information, please visit: www.chi-med.com.

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